FORM 3                                                            OMB APPROVAL
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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549
          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person*

    BURKE      MALCOLM    PETER
    (Last)     (First)  (Middle)
    ------------------------------------
    504 - 595 Howe Street
    Vancouver, British Columbia  V6G 1X6

2.  Date of Event Requiring Statement
    (Month/Day/Year)

     August 12, 2002

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Issuer Name and Ticker or Trading Symbol

    SHEP Technologies Inc. / STLOF
    (Formerly Inside Holdings Inc. / IHLGF)

5.   Relationship of Reporting Person(s) to Issuer
      (Check all applicable)
      [ X ] Director __ 10% Owner
      [ X ] Officer (give title below) __ Other (specify below)
            President and CEO

6.  If Amendment, Date of Original (Month/Day/Year)



7.  Individual or Joint/Group Filing (Check Applicable Line)
     [ X ] Form filed by One Reporting Person
     __    Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security
     (Instr. 4)

    Common Stock, without nominal or par value

2.  Amount of Securities    3. Ownership Form:    4. Nature of Indirect
    Beneficially Owned         Direct (D) or         BeneficialOwnership
     (Instr. 4)                Indirect (I)          (Instr. 5)
                               (Instr. 5)

    200,000                       D
    100,000                       I            Held by spouse
    100,000                       I            Held by Sopo Investments Ltd (1)
     63,000                       I            Held by Primary Ventures Corp(2)


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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
     (Instr. 4)

    Option under 2002 Equity Incentive Plan

2.  Date Exercisable and Expiration Date  (Month/Day/Year)
     Date Exercisable                  Expiration Date

     October 8, 2002                   October 8, 2008

3.  Title and Amount of Securities Underlying Derivative Security (Instr. 4)
                     Title                         Amount or Number of Shares

     Common Stock, without nominal or par value            150,000

4.  Conversion or Exercise Price of Derivative Security

     $1.00

6.  Nature of Indirect Beneficial Ownership  (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses: (1) 100% of Sopo Investments Inc. is owned by Malcolm Burke. Malcolm Burke hereby disclaims beneficial ownership of any securities or derivative securities of Sopo Investments Inc. as to which he does not have a procuring interest. (2) 100% of Primary Ventures Corp. is owned by Malcolm Burke. Malcolm Burke hereby disclaims beneficial ownership of any securities or derivative securities of Primary Ventures Corp. as to which he does not have a procuring interest.

   /s/ Malcolm P. Burke                          December 5, 2002
------------------------------               -----------------------------
**Signature of Reporting Person                        Date

If the form is filed by more than one reporting person, see Instruction
5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm Last update: 09/03/2002